FILED PURSUANT TO RULE 424(B)(3)
REGISTRATION NO. 333-190588

PHILLIPS EDISON — ARC GROCERY CENTER REIT II, INC.
SUPPLEMENT NO. 20 DATED NOVEMBER 6, 2014
TO THE PROSPECTUS DATED NOVEMBER 25, 2013

This prospectus supplement, or this Supplement No. 20, is part of the prospectus of Phillips Edison — ARC Grocery Center REIT II, Inc., or the Company, dated November 25, 2013, or the Prospectus, as supplemented by Supplement No. 13 dated August 6, 2014 (which superseded and replaced all prior supplements), or Supplement No. 13, Supplement No. 14 dated August 12, 2014, or Supplement No. 14, Supplement No. 15 dated August 21, 2014, or Supplement No. 15, Supplement No. 16 dated August 27, 2014, or Supplement No. 16, Supplement No. 17 dated September 23, 2014, or Supplement No. 17, Supplement No. 18 dated October 14, 2014, or Supplement No. 18, and Supplement No. 19 dated October 28, 2014, or Supplement No. 19 . This Supplement No. 20 replaces, supplements, modifies and supersedes certain information contained in the Prospectus, Supplement No. 13, Supplement No. 14, Supplement No. 15, Supplement No. 16, Supplement No. 17, Supplement No. 18 and Supplement No. 19, and should be read in conjunction with the Prospectus, Supplement No. 13, Supplement No. 14, Supplement No. 15, Supplement No. 16, Supplement No. 17, Supplement No. 18 and Supplement No. 19. This Supplement No. 20 will be delivered with the Prospectus, Supplement No. 13, Supplement No. 14, Supplement No. 15, Supplement No. 16, Supplement No. 17, Supplement No. 18 and Supplement No. 19. Unless the context suggests otherwise, the terms “we” “us” and “our” used herein refer to the Company, together with its consolidated subsidiaries. The purposes of this Supplement No. 20 are to, among other things:

•	update certain operating information;
•	update our risk factors; and
•	update the prior performance information.

Operating Information

Status of the Offering

We commenced our initial public offering on November 25, 2013, pursuant to which we are offering up to 80,000,000 shares of our common stock, par value $0.01 per share, in our primary offering at $25.00 per share, with discounts available for certain categories of purchasers, and up to 20,000,000 shares of our common stock pursuant to our distribution reinvestment plan initially at $23.75 per share. As of November 5, 2014, we had raised aggregate gross offering proceeds of approximately $514.8 million from the sale of approximately 20.7 million shares in our initial public offering, including shares sold under our distribution reinvestment plan.

Prospectus Updates

RISK FACTORS

The following risk factor supplements and is added to the risk factors included in the Prospectus under the heading “Risk Factors — Risks Related to an Investment in Phillips Edison — ARC Grocery Center REIT II, Inc.,” which begins on page 29 of the Prospectus, page S-9 of Supplement No. 13 and page S-4 of Supplement No. 14.

Recent disclosures made by American Realty Capital Properties, Inc., or ARCP, an entity previously sponsored by our AR Capital sponsor, regarding certain accounting errors have led to the temporary suspension of selling agreements by certain soliciting dealers.

ARCP recently announced that its audit committee had concluded that the previously issued financial statements and other financial information contained in certain public filings should no longer be relied upon as a result of certain accounting errors that were not corrected after being discovered. These accounting errors resulted in the resignations of ARCP’s former chief financial officer and its former chief accounting officer. ARCP’s former chief financial officer is one of the non-controlling owners of our AR Capital sponsor, but does not have a role in the management of our business.

As a result of this announcement, a number of broker-dealer firms that had been participating in the distribution of offerings of public, non-listed REITs sponsored directly or indirectly by our AR Capital sponsor have temporarily suspended their participation in the distribution of those offerings, including ours. These temporary suspensions, as well as any future suspensions, could have a material adverse effect on our ability to raise additional capital. We cannot predict the length of time these temporary suspensions will continue, or whether such soliciting dealers will reinstate their participation in the distribution of our offering. If we are unable to raise substantial funds, we will be limited in the number and type of investments we may make and the value of your investment in us will fluctuate with the performance of the specific properties we acquire.

Prior Performance Summary

The following disclosure supplements and is added as the last paragraph to the section of the Prospectus captioned “PRIOR PERFORMANCE SUMMARY — Programs of Our Sponsor — American Realty Capital Properties, Inc.,” which begins on page S-62 of Supplement No. 13.

On October 29, 2014, ARCP, a publicly-traded REIT previously sponsored by our AR Capital sponsor, announced that its audit committee had concluded that the previously issued financial statements and other financial information contained in certain public filings, should no longer be relied upon. This conclusion was based on the preliminary findings of an investigation conducted by ARCP’s audit committee which concluded that certain accounting errors were made that were not corrected after being discovered, resulting in an overstatement of AFFO and an understatement of ARCP's net loss for the three and six months ended June 30, 2014. ARCP also announced the resignation of its chief financial officer, who served as executive vice president and chief financial officer of our advisor until his resignation in October 2014 and who is one of the non-controlling owners of our AR Capital sponsor, but does not have a role in the management of our business. Although ARCP was previously sponsored by our AR Capital sponsor, ARCP is a separate company that is no longer sponsored by our AR Capital sponsor. None of our officers or directors is currently an officer or director of ARCP. See “Management — Executive Officers and Directors” for more information. We and ARCP have independent accounting teams as well as separate and unique accounting systems, and no shared accounting resources.